UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-16197

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Peapack-Gladstone Bank Employee Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEAPACK-GLADSTONE FINANCIAL CORPORATION
500 Hills Drive, Suite 300
Bedminster, New Jersey 07921-1538

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
Bedminster, New Jersey

FINANCIAL STATEMENTS
December 31, 2010 and 2009

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trust Committee
Peapack-Gladstone Financial Corporation
Bedminster, New Jersey

We have audited the accompanying statements of net assets available for benefits of Peapack-Gladstone Bank Employees’ Savings and Investment Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Livingston, New Jersey
June 24, 2011

1.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS

Investments at fair value: (Note 4)
Cash	$289	$217
Mutual funds	12,909,109	10,071,389
Investment contract with insurance company	2,902,299	2,160,629
Peapack-Gladstone Financial Corporation
common stock	1,914,959	1,675,898
Total investments, at fair value	17,726,656	13,908,133

Receivables:
Employer contribution receivable	1,241,595	1,165,569
Notes receivable from participants	300,839	217,895
	1,542,434	1,383,464

Total assets and net assets,
reflecting all investments at fair value	19,269,090	15,291,597

NET ASSETS AVAILABLE FOR BENEFITS	$19,269,090	$15,291,597

See accompanying notes to financial statements.

2.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010

Additions to net assets attributed to:
Contributions
Participant contributions	$1,259,335
Employer contributions	1,775,540
Employee rollovers (Note 1)	244,385
3,279,260

Dividend Income	260,357
Interest Income	87,172
Net appreciation in fair value of investments (Note 4)	1,374,118

Total additions	5,000,907

Deductions from net assets attributable to:
Miscellaneous fees	3,125
Benefits paid to participants	1,020,289

Total deductions	1,023,414

Net increase in net assets available for benefits	3,977,493

Net assets available for benefits
Beginning of year	15,291,597

End of year	$19,269,090

 See accompanying notes to financial statements.

3.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Peapack-Gladstone Bank Employees’ Savings and Investment Plan (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a participant-directed, defined contribution plan covering all full-time employees of the Peapack-Gladstone Bank (“the Bank”) who are 21 years or older and have completed 1,000 hours of service, as defined.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute up to 100% of base compensation, as defined in the Plan, up to the Internal Revenue Service (“IRS”) limit of $16,500 for 2010.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  The Bank contributes 3% of eligible wages for each employee regardless of the employees’ contributions as well as separately matches 50% of employee contributions to a maximum of 6% of salary.  In addition, the Bank is contributing an enhanced benefit to employees who were previously in the defined benefit plan.  The Bank may also make discretionary profit-sharing contributions.  All employer non-matching contributions are invested solely in Peapack-Gladstone Financial Corporation’s common stock (“Peapack-Gladstone Financial Corporation Common Stock Fund”), for which participants may reallocate to other investment options subsequent to the contribution.  Contributions are subject to certain limitations.  A participant may direct employee and employer match contributions in 1% increments in any of the funds, including the Peapack-Gladstone Financial Corporation Common Stock Fund.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contribution and (b) Plan earnings or losses.  Allocations are based on participant base compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeitures are also allocated to participant accounts on the last day of the plan year.

Vesting:  Participants are immediately vested in their contributions and the Bank’s matching contribution plus actual earnings or losses thereon.  Vesting in the non-matching contribution portion of their account plus actual earnings or losses thereon is based on years of continuous service, as defined.  A participant is 100% vested after three years of continuous service.

Payment of Benefits:  On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic installments.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures:  Forfeitures arising from the termination of members who were not fully vested shall be reallocated to participants who are employed on the last day of the plan year.  Nonvested portions of participant matching contribution accounts are considered to be forfeited as of the last day of the plan year in which the later of the one-year break-in-service or distribution occurs.  Total forfeitures reallocated to remaining participants were $8,910 for 2010 and $10,754 for 2009, which represented the balances in the forfeiture account at December 31, 2010 and 2009, respectively.

Management of Trust Funds:  The assets of the Plan are managed by Prudential Insurance Company of America (“Prudential”) through its Prudential Investment Management Services unit and PGB Trust and Investments, a division of Peapack-Gladstone Financial Corporation (“the Corporation”).  PGB Trust & Investments performs certain administrative functions for the Plan.

 (Continued)

4.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants (“Loans”):  Participants may borrow from their fund accounts up to maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as a transfer to (from) the investment funds from (to) the loan fund.  Loan terms range from one to five years or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator.  Principal and interest is paid ratably through monthly payroll deductions.

Administrative Expenses:  The majority of the administrative expenses are paid by the Bank.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

Adoption of New Accounting Standards:  In September 2010, the Financial Accounting Standards Board (“FASB”) amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans.  The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and measured at their unpaid principal balances plus accrued but unpaid interest.  This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively.  Early application is permitted.  The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $217,895 on the statement of net assets available for benefits as of December 31, 2009.  Adoption had no effect on the Plan’s net assets available for benefits.

Issued But Not Yet Effective Accounting Policy:  In May 2011, the FASB issued guidance which amends fair value measurements standards in order to improve comparability of requirements for measuring fair value and for disclosing information about fair value measurements with International Financial Reporting Standards.  The amendments are effective for annual periods beginning after December 15, 2011.  Plan management has not yet assessed the impact of these amendments on the Plan’s fair value measurements and related disclosures.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

 (Continued)

5.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds a direct interest in a fully benefit-responsive contract.  No adjustments from fair value to contract value are presented in the statements of net assets available for benefits, as the amounts of the adjustments have been determined to be immaterial.

Payment of Benefits:  Benefits are recorded when paid.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan holds various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the statement of net assets available for benefits

Concentration of Credit Risk:  At December 31, 2010 and 2009, approximately 10.8% and 12.1% of the Plan’s investments were invested in Peapack-Gladstone Financial Corporation Common Stock.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although the Corporation has not expressed intent to terminate the Plan, it may do so at any time by action of its board of directors subject to the provisions of ERISA.  If the Plan were terminated, however, all members of the Plan would automatically become 100% vested in their fund balances.

 (Continued)

6.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 4 - INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010 or 2009:

	2010	2009

Alger Mid-Cap Growth Institutional	$1,022,853	$715,763	*
American Funds Europacific Fund	1,646,874	1,271,523
American Funds Growth Fund of America	2,443,869	1,884,266
Pimco Total Return Fund	2,037,879	1,948,435
Van Kampen Comstock	1,598,476	1,228,958
Guaranteed Income Fund	2,902,299	2,160,629
Peapack-Gladstone Financial Corporation
(the Plan sponsor) Common Stock	1,914,959	1,675,898

*	Investment does not exceed 5% of Plan assets as of December 31, 2009. It is shown here for comparative purposes only.

The net  appreciation in fair value of investments  (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2010 is as follows:

Year ended
December 31, 2010

Mutual funds	$1,343,296
Peapack-Gladstone Financial Corporation Common Stock	30,822

$1,374,118

NOTE 5 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

 (Continued)

7.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock:  The fair value of company common stock investment is determined by obtaining quoted prices on nationally recognized stock exchanges (level 1 inputs).

Investment contract:  The fair value of the investment contract has been determined to approximate contract value, based upon the lack of contractual maturity, the frequency of the re-setting of contractual interest rate to market rate, the credit quality of the issuer, the liquidity of the contract, and the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions at contract value (level 3 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2010, Using
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Cash	$289	$-	$-
Peapack-Gladstone Financial
Corporation Common Stock	1,914,959	-	-
Mutual Funds – Fixed Income	2,449,859	-	-
Mutual Funds – Domestic Equity	4,944,412	-	-
Mutual Funds – International Equity	1,646,874	-	-
Mutual Funds – Small/MidCap Equity	2,984,516	-	-
Mutual Funds – Large Cap Equity	883,448	-	-
Investment Contract with
Insurance Company	-	-	2,902,299

 (Continued)

8.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements
	at December 31, 2009, Using
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Cash	$217	$-	$-
Peapack-Gladstone Financial
Corporation Common Stock	1,675,898	-	-
Mutual Funds – Fixed Income	2,292,015	-	-
Mutual Funds – Domestic Equity	3,746,667	-	-
Mutual Funds – International Equity	1,271,523	-	-
Mutual Funds – Small/MidCap Equity	1,977,142	-	-
Mutual Funds – Large Cap Equity	784,042	-	-
Investment Contract with
Insurance Company	-	-	2,160,629

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2010, including the reporting classifications for the applicable gains and losses included in the 2010 statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant
Unobservable Inputs (Level 3)
Investment Contracts

Beginning balance, January 1, 2010	$2,160,629
Total gains or losses included in change in
net assets available for benefits:
Interest income on investment contracts
held at end of year	61,804
Purchases, sales, issuances and settlements (net)	679,866

Ending balance, December 31, 2010	$2,902,299

NOTE 6 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2006, the Plan entered into a fully benefit-responsive group annuity contract with Prudential Retirement Insurance & Annuity Company (“PRIAC”) by investing in the PRIAC Guaranteed Income Fund.  PRIAC maintains the contributions in its general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  There are no reserves against contract value for credit risk of the Issuer or otherwise.

 (Continued)

9.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 6 - INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)

The Plan’s investment contract specifies that generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time.  There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less that contract value is not probable.

The crediting interest rate of the contract is based on an agreed-upon formula with PRIAC, as defined in the contract agreement, but cannot be less than 1.5%.  Such interest rates are reviewed on a semiannual basis for resetting.  The key factors that influence future interest crediting rates could include the following:  current economic and market conditions; the level of market interest rates; and both the expected and actual experience of a reference portfolio within PRIAC’s general account.  The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the statement of net assets available for benefits as adjustment from fair value to contract value for fully benefit-responsive investment contracts.  No adjustment amount is being reported as management has determined that contract value approximates fair value of the contract as of December 31, 2010 and 2009.

	2010	2009
Average yields:
Based on annualized earnings (1)	2.50%	2.50%
Based on interest rate credited to participants (2)	2.50	2.50

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

NOTE 7 - TAX STATUS

The Plan was designed under the Prudential Insurance Company of America Prototype Plan and Trust.  The Prototype Plan received a favorable tax opinion letter dated June 3, 2004.  The plan administrator believes that the Plan has been designed to be a qualified plan as described in Section 401(a) of the Internal Revenue Code (“IRC”), and thereunder exempt from payment of federal income taxes under provisions of Section 501(a) of the IRC.  The Plan has been amended since the opinion letter was received.  However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 (Continued)

10.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds a guaranteed investment contract with PRIAC, which is also the custodian of the Plan. The Plan also holds shares of Peapack-Gladstone Financial Corporation Common Stock, for which the number of shares and fair values were 146,634 and $1,914,959, and 132,169 and $1,675,898 as of December 31, 2010 and 2009, respectively.  The Plan recognized dividend income of $27,455 during 2010 from this related-party investment.  Notes receivable from participants held by the Plan also reflect party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank.  No such officer or employee receives compensation from the Plan.  The majority of administrative expenses of the Plan are paid directly by the Bank.

11.

SUPPLEMENTAL SCHEDULE

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Plan Sponsor:  Peapack–Gladstone Financial Corporation
Employer Identification Number:  22-2491488
Plan Number:  002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

*	Peapack-Gladstone
	Financial Corporation	Common stock	#	$1,914,959
		146,633.7859 shares

	Cash-interest bearing		#	289

	Mutual funds
	Alger	Alger Mid-Cap Growth Institutional
		72,031.8652 shares	#	1,022,853
	American Funds	American Funds Europacific Fund
		40,533.4546 shares	#	1,646,875
	American Funds	American Funds Growth Fund
		of America
		81,516.6475 shares	#	2,443,869
	Davis	Davis Opportunity Fund Class - A
		2,695.0298 shares	#	60,827
	Davis	Davis New York Venture Class - A
		23,955.1829 shares	#	822,621
	Dryden	Dryden Stock Index Fund Class - Z
		3,107.3058 shares	#	85,917
	Goldman Sachs	Goldman Sachs High Yield
		56,590.6791 shares	#	411,980
	Goldman Sachs	Goldman Sachs Mid-Cap Value
		6,315.4368 shares	#	226,724
	Goldman Sachs	Goldman Sachs Small-Cap Value
		23,064.2215 shares	#	910,806
	Legg Mason	Legg Mason Small Cap Growth
		24,790.5859 shares	#	425,654
	Oppenheimer	Oppenheimer Small & Mid-Cap Value
		12,436.9298 shares	#	398,479
	Pacific Investment
	Management Co.	Pimco Total Return Fund
		187,822.9605 shares	#	2,037,879
	Van Kampen	Van Kampen Comstock
		101,619.6015 shares	#	$1,598,476
	Van Kampen	Van Kampen Equity & Income
		94,571.1631 shares	#	816,149
				12,909,109

 (Continued)

12.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Plan Sponsor:  Peapack–Gladstone Financial Corporation
Employer Identification Number:  22-2491488
Plan Number:  002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Investment contract
*	Prudential Insurance Co.
	of America	Guaranteed Income Fund
		Agreement No: GA-39867
		2.50%	#	$2,902,299

	Notes Receivable from Participants
*	Participant Loan Fund	4.25% to 9.25%	#	300,839

	Total			$18,027,495

*           A party-in-interest, as defined by ERISA.
#           Investments are participant directed and therefore cost information is not presented.

  13.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

Peapack Gladstone Bank Employee Savings and Investment Plan

Dated:	June 28, 2011

By:
/s/ Craig C. Spengeman

14.

Exhibit Index

Exhibit Number	Document

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

..15